Filed Pursuant to Rule 433
Registration No. 333-137806
Issuer Free Writing Prospectus dated May 7, 2009 relating to
Preliminary Prospectus Supplements dated May 6, 2009
US Airways Group, Inc.
Final Term Sheet Relating to
$150,000,000 Aggregate Principal Amount of
7.25% Convertible Senior Notes due 2014
and
15,200,000 Shares of Common Stock
This term sheet relates to the notes and common stock referenced above (together, the “securities”) and should be read together with the preliminary prospectus supplement dated May 6, 2009 (including the documents incorporated by reference therein) relating to the notes offering or the preliminary prospectus supplement dated May 6, 2009 (including the documents incorporated by reference therein) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the relevant preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.
General

Issuer:	US Airways Group, Inc., a Delaware corporation (“US Airways Group”).

Ticker/Exchange:	LCC/The New York Stock Exchange.

Last Reported Sale Price of Common Stock on May 7, 2009:	$3.97 per share.

Notes Offering

Title of Securities:	7.25% Convertible Senior Notes due 2014 (the “notes”).

Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $22,500,000 of additional aggregate principal amount of notes).

Denomination:	$1,000 x $1,000.

Price to Public:	100% of principal; $150,000,000 total.

Underwriting Discount:	2.5% of principal; $3,750,000 total.

Use of Proceeds:	The issuer expects to receive approximately $146,250,000 after deducting fees and before expenses (or approximately $168,187,500 if the underwriters exercise in full their option to purchase the additional notes). The issuer intends to use these proceeds for general corporate purposes.

Maturity:	The notes will mature on May 15, 2014, subject to earlier repurchase or conversion.

Ranking:	The notes will be US Airways Group’s general unsecured obligations and will rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes, if any, and equally in right of payment with all of US Airways Group’s existing and future unsecured senior debt. The notes will effectively rank junior to US Airways Group’s secured indebtedness to the extent of the assets securing such indebtedness. Although the notes are titled senior notes, they will be structurally subordinated to all debt and other liabilities and commitments (including trade payables and guarantees of US Airways Group’s debt) of US Airways Group’s subsidiaries, including those subsidiaries’ guarantees of indebtedness under US Airways Group’s revolving credit facility and existing notes. None of US Airways Group’s existing or future subsidiaries will guarantee the notes.

Optional Redemption:	None.

Annual Interest Rate:	7.25% per annum.

Interest Payment Dates:	Interest will accrue from May 13, 2009, and will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009.

Day Count Convention:	30/360.

Issue Price:	100%, plus accrued interest, if any, from May 13, 2009.

Conversion Rights:	The notes will be convertible at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the notes. Upon conversion, US Airways Group will pay or deliver, as the case may be, cash, shares of its common stock or a combination thereof at its election.

Initial Conversion Price:	Approximately $4.57 per share of common stock.

Initial Conversion Rate:	218.8184 shares of common stock per $1,000 aggregate principal amount of notes.

CUSIP Number:	911905AC1.

Listing:	None.

Fundamental Change:	If US Airways Group undergoes a fundamental change (as defined under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes” in the preliminary prospectus supplement relating to the notes), investors will have the option to require US Airways Group to purchase all their notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change purchase date. US Airways Group will pay cash for all notes so purchased.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change:	The following table sets forth the numbers of additional shares of US Airways Group’s common stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole fundamental change based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$3.97	$4.25	$4.50	$4.75	$5.00	$7.50	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$40.00	$60.00
May 13, 2009	33.071	33.071	33.071	33.071	31.713	19.834	14.185	10.868	8.686	5.994	4.409	3.375	2.130	1.000
May 15, 2010	33.071	33.071	33.071	30.998	29.085	17.885	12.775	9.818	7.879	5.486	4.069	3.138	2.006	0.960
May 15, 2011	33.071	32.214	29.622	27.406	25.495	15.041	10.671	8.220	6.630	4.671	3.506	2.735	1.784	0.884
May 15, 2012	33.071	27.934	24.992	22.562	20.534	10.859	7.558	5.834	4.737	3.391	2.589	2.055	1.389	0.736
May 15, 2013	33.071	22.646	18.673	15.571	13.140	4.529	2.997	2.347	1.941	1.439	1.138	0.938	0.687	0.436
May 15, 2014	33.071	16.476	3.404	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $60.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $3.97 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will the total number of shares of US Airways Group’s common stock issuable upon conversion of notes exceed 251.8892 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement relating to the notes.
Common Stock Offering

Securities:	15,200,000 shares of common stock of the issuer, par value of $0.01 per share (excluding the underwriters’ option to purchase up to an additional 2,280,000 shares).

Common Stock Outstanding:	The total number of issued and outstanding shares of common stock as of March 31, 2009 was approximately 114,122,172 and immediately after the completion of this offering, assuming this offering was completed as of March 31, 2009, would have been approximately 129,322,172 shares, or approximately 131,602,172 shares if the underwriters exercise in full their option to purchase additional shares.

Price to Public:	$3.97 per share; $60,344,000 total.

Underwriting Discount:	$0.1588 per share; $2,413,760 total.

Use of Proceeds:	The issuer expects to receive approximately $57,930,240 after deducting fees and before expenses (or approximately $66,619,776 if the underwriters exercise in full their option to purchase the additional shares). The issuer intends to use these proceeds for general corporate purposes.

CUSIP Number:	90341W108.

Other Offering Information

Trade Date:	May 7, 2009.

Settlement Date:	May 13, 2009.

Lock-Up	90 days; applies to US Airways Group and its executive officers and directors.

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated.

The issuer has filed a registration statement (including a prospectus and prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplements if you request them by contacting Citigroup Global Markets Inc. at (800) 831-9146 or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014; Attention: Prospectus Department or by email at prospectus@morganstanley.com.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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